Mail Stop 6010

November 3, 2006

Mr. Sten Daugaard
Chief Financial Officer
SGL Carbon Aktiengesellschaft
Rheingaustrasse 182
D-65203 Wiesbaden
Germany

> **Re:** **SGL Carbon Aktiengesellschaft**
> **Form 20-F**
> **Filed May 2, 2006**
> **File No. 001-14398**

Dear Mr. Daugaard:

     We have completed our review of your Form 20-F and related materials and do not, at this time, have any further comments.

                              Sincerely,

                              Martin F. James
                              Senior Assistant Chief Accountant